EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2026

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents		187,494	210,186
Trade and other receivables		1,113,381	881,432
Inventoried supplies		20,955	19,529
Current taxes recoverable		28,690	26,074
Prepaid expenses		69,586	60,035
Assets held for sale		19,555	11,906
Current assets		1,439,661	1,209,162

Property and equipment	7	2,695,682	2,779,326
Right-of-use assets	8	516,951	590,216
Intangible assets	9	2,804,592	2,864,436
Investments	10	19,407	24,954
Other assets		31,629	30,729
Deferred tax assets		9,531	10,412
Non-current assets		6,077,792	6,300,073
Total assets		7,517,453	7,509,235

Liabilities
Bank indebtedness		389	8,256
Trade and other payables		802,537	667,246
Current taxes payable		12,598	7,609
Provisions	14	94,840	86,864
Other financial liabilities		40,714	12,713
Long-term debt	11	186,129	222,498
Lease liabilities	12	154,122	165,291
Current liabilities		1,291,329	1,170,477

Long-term debt	11	2,221,916	2,355,477
Lease liabilities	12	415,428	472,473
Employee benefits	13	31,487	46,405
Provisions	14	152,656	142,159
Other financial liabilities		74,994	97,866
Deferred tax liabilities		520,741	546,751
Non-current liabilities		3,417,222	3,661,131
Total liabilities		4,708,551	4,831,608

Equity
Share capital	15	1,134,817	1,125,109
Contributed surplus	15, 17	29,387	32,331
Accumulated other comprehensive loss		(293,927)	(257,796)
Retained earnings		1,938,625	1,777,983
Total equity		2,808,902	2,677,627

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		7,517,453	7,509,235

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025

Revenue		1,857,945	1,724,887	5,460,559	5,233,381
Fuel surcharge		374,294	243,784	1,010,633	737,298
Total revenue		2,232,239	1,968,671	6,471,192	5,970,679

Materials and services expenses	18	1,173,247	961,212	3,351,236	2,947,559
Personnel expenses		622,454	600,205	1,862,053	1,825,560
Other operating expenses		100,158	103,906	325,168	315,566
Depreciation of property and equipment	7	80,072	87,286	241,418	265,761
Depreciation of right-of-use assets	8	44,326	44,022	134,800	129,847
Amortization of intangible assets	9	21,245	21,691	66,495	65,094
Gain on sale of rolling stock and equipment		(3,463)	(1,718)	(12,125)	(8,567)
Gain on derecognition of right-of-use assets		(9)	(298)	(374)	(341)
Loss (gain), net of impairment, on sale of
land and buildings and assets held for sale		14,242	(949)	5,600	(7,922)
Total operating expenses		2,052,272	1,815,357	5,974,271	5,532,557

Operating income		179,967	153,314	496,921	438,122

Finance (income) costs
Finance income	19	(1,911)	(518)	(5,386)	(1,051)
Finance costs	19	42,037	42,103	129,875	122,569
Net finance costs		40,126	41,585	124,489	121,518

Income before income tax		139,841	111,729	372,432	316,604
Income tax expense	20	34,127	27,040	87,258	77,703

Net income		105,714	84,689	285,174	238,901

Earnings per share
Basic earnings per share	16	1.29	1.03	3.47	2.87
Diluted earnings per share	16	1.28	1.02	3.46	2.86

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Net income	105,714	84,689	285,174	238,901

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(2,246)	6,945	19,797	616
Net investment hedge, net of tax	5,402	(28,908)	(55,875)	54,151
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	216	(59)	354	(1,996)
Other comprehensive income (loss), net of tax	3,372	(22,022)	(35,724)	52,771

Total comprehensive income	109,086	62,667	249,450	291,672

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended September 30, 2026 and 2025 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2025		1,125,109	32,331	(254,155)	(3,641)	1,777,983	2,677,627

Net income		-	-	-	-	285,174	285,174
Other comprehensive (loss) income, net of tax		-	-	(36,078)	354	-	(35,724)
Realized (loss) gain on equity securities, net of tax		-	-	-	(407)	407	-
Total comprehensive (loss) income		-	-	(36,078)	(53)	285,581	249,450

Share-based payment transactions, net of tax	17	-	12,971	-	-	-	12,971
Stock options exercised, net of tax	15, 17	1,766	(458)	-	-	-	1,308
Dividends to owners of the Company		-	-	-	-	(115,889)	(115,889)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	7,942	(15,457)	-	-	(9,050)	(16,565)
Total transactions with owners, recorded directly in equity		9,708	(2,944)	-	-	(124,939)	(118,175)

Balance as at September 30, 2026		1,134,817	29,387	(290,233)	(3,694)	1,938,625	2,808,902

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	238,901	238,901
Other comprehensive income (loss), net of tax		-	-	54,767	(1,996)	-	52,771
Total comprehensive income (loss)		-	-	54,767	(1,996)	238,901	291,672

Share-based payment transactions, net of tax	17	-	10,578	-	-	-	10,578
Stock options exercised, net of tax	15, 17	5,737	(860)	-	-	-	4,877
Dividends to owners of the Company		-	-	-	-	(112,177)	(112,177)
Repurchase of own shares	15	(25,384)	-	-	-	(187,315)	(212,699)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,349	(11,879)	-	-	(14,362)	(16,892)
Total transactions with owners, recorded directly in equity		(10,298)	(2,161)	-	-	(313,854)	(326,313)

Balance as at September 30, 2025		1,125,202	28,810	(275,943)	(3,189)	1,763,754	2,638,634

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025

Cash flows from operating activities
Net income		105,714	84,689	285,174	238,901
Adjustments for:
Depreciation of property and equipment	7	80,072	87,286	241,418	265,761
Depreciation of right-of-use assets	8	44,326	44,022	134,800	129,847
Amortization of intangible assets	9	21,245	21,691	66,495	65,094
Share-based payment transactions	17	3,861	4,015	12,387	11,272
Net finance costs	19	40,126	41,585	124,489	121,518
Income tax expense	20	34,127	27,040	87,258	77,703
Gain on sale of rolling stock and equipment		(3,463)	(1,718)	(12,125)	(8,567)
Gain on derecognition of right-of-use assets		(9)	(298)	(374)	(341)
Loss (gain), net of impairment, on sale of
land and buildings and assets held for sale		14,242	(949)	5,600	(7,922)
Employee benefits		(5,597)	(29,045)	(3,845)	(34,664)
Provisions, net of payments		(1,163)	(22,489)	7,787	(37,343)
Net change in non-cash operating working capital	6	(14,510)	48,799	(115,161)	86,479
Interest paid		(36,269)	(36,068)	(111,530)	(115,083)
Income tax paid		(47,488)	(13,206)	(110,049)	(97,063)
Net cash from operating activities		235,214	255,354	612,324	695,592

Cash flows used in investing activities
Purchases of property and equipment	7	(132,695)	(72,069)	(233,381)	(190,400)
Proceeds from sale of property and equipment		12,643	12,970	44,163	43,307
Proceeds from sale of assets held for sale		1,233	3,105	19,098	24,934
Purchases of intangible assets	9	(361)	(1,118)	(2,486)	(8,452)
Business combinations, net of cash acquired	5	214	37	(57,169)	(36,355)
Purchases of investments		-	-	-	(4,755)
Proceeds from sale of investments		-	-	5,450	-
Others		(139)	(117)	(1,156)	(1,366)
Net cash used in investing activities		(119,105)	(57,192)	(225,481)	(173,087)

Cash flows used in financing activities
Net decrease in bank indebtedness		(4,155)	-	(7,867)	(6,777)
Proceeds from long-term debt	11	3,886	1,940	12,431	219,378
Repayment of long-term debt	11	(22,009)	(151,461)	(86,056)	(279,252)
Net (decrease) increase in revolving facilities	11	(29,100)	101,577	(72,397)	41,157
Repayment of lease liabilities	12	(42,938)	(40,978)	(128,174)	(123,012)
Decrease of other financial liabilities		(99)	(1,065)	(2,774)	(6,839)
Dividends paid		(38,732)	(37,349)	(115,571)	(114,354)
Repurchase of own shares	15	-	(67,418)	-	(208,455)
Proceeds from exercise of stock options	15	-	224	1,308	4,877
Share repurchase for settlement of restricted share
units and performance share units		(101)	(35)	(16,565)	(16,892)
Net cash used in financing activities		(133,248)	(194,565)	(415,665)	(490,169)

Net change in cash and cash equivalents		(17,139)	3,597	(28,822)	32,336
Cash and cash equivalents, beginning of period		205,446	27,938	210,186	-
Effect of movements in exchange rates on
cash and cash equivalents		(813)	78	6,130	(723)
Cash and cash equivalents, end of period		187,494	31,613	187,494	31,613

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2026 and 2025 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 29, 2026.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities and contingent consideration are measured at fair value;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e) Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, contingent consideration, income tax provisions, defined benefit obligation and self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2025 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2025 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated below. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2026 and have been applied in preparing these condensed consolidated interim financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after January 1, 2026.

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognize a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The Group does not currently expect IFRS 18 to have a material impact on the recognition or measurement of its assets, liabilities, income or expenses. The Group continues to evaluate the standard, including the classification of certain income and expense items within the newly prescribed categories and the related disclosure requirements. The Group is also assessing whether certain non-IFRS financial measures currently used in its public communications meet the definition of management-defined performance measures and would therefore require disclosure and reconciliation in the consolidated financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO, the Group's Chief Operating Decision Maker, and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2026
Revenue(1)	677,664	753,036	436,968	-	(9,723)	1,857,945
Fuel surcharge(1)	204,425	138,481	33,722	-	(2,334)	374,294
Total revenue(1)	882,089	891,517	470,690	-	(12,057)	2,232,239
Operating income (loss)	44,399	100,233	49,431	(14,096)	-	179,967
Selected items:
Materials and services
expenses	395,628	495,081	301,597	(7,002)	(12,057)	1,173,247
Personnel expenses	331,690	199,562	74,187	17,015	-	622,454
Other operating expenses	46,729	25,361	24,851	3,217	-	100,158
Depreciation and
amortization	49,313	74,778	20,686	866	-	145,643
Loss (gain), net of
impairment, on sale of
land and buildings and
assets held for sale	14,517	(276)	1	-	-	14,242
Intangible assets	387,869	1,504,349	911,330	1,044	-	2,804,592
Total assets	2,513,591	3,352,244	1,378,869	272,749	-	7,517,453
Total liabilities	733,818	807,851	420,091	2,746,910	(119)	4,708,551
Additions to property
and equipment	88,062	40,627	3,999	7	-	132,695

Three months ended September 30, 2025
Revenue(1)	687,044	684,104	367,774	-	(14,035)	1,724,887
Fuel surcharge(1)	137,020	90,640	18,796	-	(2,672)	243,784
Total revenue(1)	824,064	774,744	386,570	-	(16,707)	1,968,671
Operating income (loss)	77,728	52,606	31,027	(8,047)	-	153,314
Selected items:
Materials and services
expenses	331,566	401,641	257,444	(12,732)	(16,707)	961,212
Personnel expenses	319,334	205,765	60,260	14,846	-	600,205
Other operating expenses	46,882	28,567	22,860	5,597	-	103,906
Depreciation and
amortization	49,893	87,488	15,282	336	-	152,999
(Gain) loss, net of
impairment, on sale of
land and buildings and
assets held for sale	(961)	7	5	-	-	(949)
Intangible assets	404,134	1,517,987	719,042	2,056	-	2,643,219
Total assets	2,540,716	3,399,647	1,055,125	116,670	-	7,112,158
Total liabilities	763,940	792,653	319,602	2,597,450	(121)	4,473,524
Additions to property
and equipment	15,123	54,090	2,710	146	-	72,069

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2026
Revenue(1)	2,058,874	2,186,608	1,257,198	-	(42,121)	5,460,559
Fuel surcharge(1)	559,730	373,611	87,470	-	(10,178)	1,010,633
Total revenue(1)	2,618,604	2,560,219	1,344,668	-	(52,299)	6,471,192
Operating income (loss)	160,755	261,778	133,518	(59,130)	-	496,921
Selected items:
Materials and services
expenses	1,169,528	1,392,343	851,863	(10,199)	(52,299)	3,351,236
Personnel expenses	982,944	604,574	219,416	55,119	-	1,862,053
Other operating expenses	148,594	86,202	78,139	12,233	-	325,168
Depreciation and
amortization	145,068	233,809	61,859	1,977	-	442,713
Loss (gain), net of
impairment, on sale of
land and buildings and
assets held for sale	12,209	(6,615)	6	-	-	5,600
Intangible assets	387,869	1,504,349	911,330	1,044	-	2,804,592
Total assets	2,513,591	3,352,244	1,378,869	272,749	-	7,517,453
Total liabilities	733,818	807,851	420,091	2,746,910	(119)	4,708,551
Additions to property
and equipment	135,143	91,049	6,329	860	-	233,381

Nine months ended September 30, 2025
Revenue(1)	2,069,692	2,059,242	1,145,832	-	(41,385)	5,233,381
Fuel surcharge(1)	408,345	276,742	60,237	-	(8,026)	737,298
Total revenue(1)	2,478,037	2,335,984	1,206,069	-	(49,411)	5,970,679
Operating income (loss)	198,411	171,949	99,988	(32,226)	-	438,122
Selected items:
Materials and services
expenses	1,012,364	1,216,168	803,368	(34,930)	(49,411)	2,947,559
Personnel expenses	968,243	619,397	183,997	53,923	-	1,825,560
Other operating expenses	148,220	83,079	72,231	12,036	-	315,566
Depreciation and
amortization	151,825	260,894	46,786	1,197	-	460,702
(Gain) loss, net of
impairment, on sale of
land and buildings and
assets held for sale	(788)	(7,139)	5	-	-	(7,922)
Intangible assets	404,134	1,517,987	719,042	2,056	-	2,643,219
Total assets	2,540,716	3,399,647	1,055,125	116,670	-	7,112,158
Total liabilities	763,940	792,653	319,602	2,597,450	(121)	4,473,524
Additions to property
and equipment	52,316	129,814	7,513	275	-	189,918

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2026
Canada	289,238	303,918	65,405	(5,764)	652,797
United States	592,851	587,599	405,285	(6,293)	1,579,442
Total	882,089	891,517	470,690	(12,057)	2,232,239

Three months ended September 30, 2025
Canada	263,631	273,728	58,977	(7,011)	589,325
United States	560,433	501,016	327,593	(9,696)	1,379,346
Total	824,064	774,744	386,570	(16,707)	1,968,671

Nine months ended September 30, 2026
Canada	847,239	913,006	196,832	(23,103)	1,933,974
United States	1,771,365	1,647,213	1,147,836	(29,196)	4,537,218
Total	2,618,604	2,560,219	1,344,668	(52,299)	6,471,192

Nine months ended September 30, 2025
Canada	802,187	856,539	181,700	(22,780)	1,817,646
United States	1,675,851	1,479,445	1,024,369	(26,632)	4,153,033
Total	2,478,038	2,335,984	1,206,069	(49,412)	5,970,679

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2026	December 31, 2025
Property and equipment, right-of-use assets and intangible assets
Canada	2,197,002	2,333,857
United States	3,820,223	3,900,121
	6,017,225	6,233,978

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2026, which was not considered to be material. This transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2026 acquisition. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for this acquisition. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the date of acquisition based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note
Cash and cash equivalents		830
Trade and other receivables		7,128
Inventoried supplies and prepaid expenses		(498)
Property and equipment	7	16,524
Right-of-use assets	8	16,983
Intangible assets	9	11,110
Trade and other payables		(3,069)
Income tax receivable		885
Lease liabilities	12	(16,983)
Deferred tax liabilities		(4,273)
Total identifiable net assets		28,637
Total consideration transferred		57,999
Goodwill	9	29,362

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

The total trade receivables comprise gross amounts due of $7.2 million, of which $0.1 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2026
Specialized Truckload	Truckload	19,863
Logistics	Logistics	9,499
		29,362

c)
Contingent consideration

The contingent consideration balance at September 30, 2026 is $106.5 million (December 31, 2025 - $99.6 million) and is presented in other financial liabilities on the consolidated statements of financial position. The movement during the nine months ended September 30, 2026 primarily relates to the accretion of the contingent consideration liability, which is recognized in finance costs.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2025 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the acquisitions in fiscal 2025 have been adjusted and finalized in 2026. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Trade and other receivables	(45,695)	43,513	(238,928)	60,730
Inventoried supplies	(434)	11	(1,448)	1,288
Prepaid expenses	1,539	7,805	(11,265)	(3,991)
Trade and other payables	30,080	(2,530)	136,480	28,452
	(14,510)	48,799	(115,161)	86,479

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		1,511,761	2,363,556	236,219	4,111,536
Additions through business combinations	5	559	15,965	-	16,524
Other additions		34,382	178,313	20,686	233,381
Disposals		(769)	(74,170)	(5,388)	(80,327)
Reclassification (to) from assets held for sale		(18,559)	1,276	-	(17,283)
Effect of movements in exchange rates		(16,346)	(27,086)	(6,094)	(49,526)
Balance at September 30, 2026		1,511,028	2,457,854	245,423	4,214,305

Accumulated Depreciation
Balance at December 31, 2025		137,373	1,057,112	137,725	1,332,210
Depreciation		20,601	204,250	16,567	241,418
Impairment*		14,400	-	-	14,400
Disposals		(406)	(42,767)	(5,104)	(48,277)
Reclassification (to) from assets held for sale		(115)	908	-	793
Effect of movements in exchange rates		(2,591)	(15,417)	(3,913)	(21,921)
Balance at September 30, 2026		169,262	1,204,086	145,275	1,518,623

Net carrying amounts
At December 31, 2025		1,374,388	1,306,444	98,494	2,779,326
At September 30, 2026		1,341,766	1,253,768	100,148	2,695,682

* During the nine months ended September 30, 2026, the Group recorded a $14.4 million impairment charge on land and buildings related to a site, reducing the carrying amount of the assets to their recoverable amount. The recoverable amount was determined as the higher of value in use and fair value less costs of disposal.

As at September 30, 2026, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2025 – nil).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		841,220	337,632	3,501	1,182,353
Additions through business combinations	5	12,753	4,230	-	16,983
Other additions		35,555	26,997	522	63,074
Derecognition*		(35,113)	(58,302)	(1,307)	(94,722)
Effect of movements in exchange rates		(18,238)	(7,829)	(38)	(26,105)
Balance at September 30, 2026		836,177	302,728	2,678	1,141,583

Depreciation
Balance at December 31, 2025		430,951	159,071	2,115	592,137
Depreciation		80,899	53,687	214	134,800
Derecognition*		(32,621)	(54,434)	(1,146)	(88,201)
Effect of movements in exchange rates		(10,214)	(3,863)	(27)	(14,104)
Balance at September 30, 2026		469,015	154,461	1,156	624,632

Net carrying amounts
At December 31, 2025		410,269	178,561	1,386	590,216
At September 30, 2026		367,162	148,267	1,522	516,951

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2025		2,168,438	1,006,470	160,509	32,934	42,114	3,410,465
Additions through business combinations	5	29,362	9,200	875	1,035	-	40,472
Other additions		-	-	-	-	2,486	2,486
Extinguishments		-	(2,596)	(287)	(1,918)	(5,740)	(10,541)
Effect of movements in
exchange rates		(32,317)	(10,233)	(961)	(565)	(711)	(44,787)
Balance at September 30, 2026		2,165,483	1,002,841	160,136	31,486	38,149	3,398,095

Amortization and impairment losses
Balance at December 31, 2025		77,445	387,242	36,353	17,919	27,070	546,029
Amortization		-	51,675	7,305	3,753	3,762	66,495
Extinguishments		-	(2,596)	(287)	(1,918)	(5,740)	(10,541)
Effect of movements in
exchange rates		(1,453)	(5,564)	(423)	(372)	(668)	(8,480)
Balance at September 30, 2026		75,992	430,757	42,948	19,382	24,424	593,503

Net carrying amounts
At December 31, 2025		2,090,993	619,228	124,156	15,015	15,044	2,864,436
At September 30, 2026		2,089,491	572,084	117,188	12,104	13,725	2,804,592

10.
Investments

	As at	As at
	September 30, 2026	December 31, 2025
Level 1 investments	2,208	7,350
Level 2 investments	3,796	3,740
Level 3 investments	13,403	13,864
	19,407	24,954

The Group elected to designate all of its investments at fair value through OCI.

During the nine months ended September 30, 2026, the Group sold Level 1 investments for proceeds of $5.5 million resulting in a realized gain, net of tax, of $0.4 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	September 30, 2026	December 31, 2025
Non-current liabilities
Unsecured senior notes	1,715,592	1,722,452
Unsecured revolving facilities	457,519	546,713
Conditional sales contracts	48,805	82,717
Other long-term debt	-	3,595
	2,221,916	2,355,477

Current liabilities
Current portion of unsecured senior notes	150,000	150,000
Current portion of conditional sales contracts	32,439	72,121
Current portion of other long-term debt	3,690	377
	186,129	222,498

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
	Note	September 30, 2026	September 30, 2025
Balance at beginning of period		2,577,975	2,402,881
Proceeds from long-term debt		12,431	219,378
Repayment of long-term debt		(86,056)	(279,252)
Net (decrease) increase in revolving facilities		(72,397)	41,157
Amortization of deferred financing fees		763	1,493
Effect of movements in exchange rates		(79,913)	60,453
Effect of movements in exchange rates - debt
designated as net investment hedge		55,242	(54,258)
Balance at end of period		2,408,045	2,391,852

On July 13, 2026, the Group extended its revolving credit facility until July 13, 2029. Under the new extension, the CAD availability and USD availability remained unchanged. Deferred financing fees of $0.6 million were recognized on the extension.

On June 27, 2025, the Group received CAD $300 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of three tranches, with terms from 5 to 9 years and bearing fixed interest rates between 4.52% and 5.33%. Deferred financing fees of $0.8 million were recognized as a result of the transaction. The proceeds raised from the debt issuance were used to pay off the unsecured term loan which was due in March 2027 without any penalty.

The Group’s revolving facilities have a total size of $927.6 million (December 31, 2025 - $955.2 million) and an additional $178.2 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2025 - $184.2 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debts are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2025 annual consolidated financial statements. As at September 30, 2026, the Group was in compliance with these financial covenants.

12.
Lease liabilities

	As at	As at
	September 30, 2026	December 31, 2025
Current portion of lease liabilities	154,122	165,291
Long-term portion of lease liabilities	415,428	472,473
	569,550	637,764

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	September 30, 2026	September 30, 2025
Balance at beginning of period		637,764	573,662
Business combinations	5	16,983	156
Additions		63,074	154,227
Derecognition*		(6,895)	(13,503)
Repayment		(128,174)	(123,012)
Effect of movements in exchange rates		(13,202)	10,830
Balance at end of period		569,550	602,360

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $11.0 million (December 31, 2025 – $8.3 million) related to extension options that the Group is reasonably certain to exercise.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $561.6 million (December 31, 2025 - $577.2 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2026
Less than 1 year	177,813
Between 1 and 5 years	340,339
More than 5 years	140,169
658,321

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2025 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Current service cost	11,465	12,175	34,395	36,505
Net interest cost	84	515	252	1,554
Net periodic cost	11,549	12,690	34,647	38,059

Pension contributions	21,390	41,220	47,330	68,800

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self-insurance	Other	Total
As at September 30, 2026
Current provisions	83,612	11,228	94,840
Non-current provisions	147,780	4,876	152,656
	231,392	16,104	247,496

As at December 31, 2025
Current provisions	76,277	10,587	86,864
Non-current provisions	135,596	6,563	142,159
	211,873	17,150	229,023

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include, amongst others, litigation provisions of $4.9 million (December 31, 2025 - $6.7 million). Litigation provisions contain various pending claims for which management used judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

The following table summarizes the number of common shares issued:

(in number of shares)		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2026	Sept. 30, 2025
Balance, beginning of period		82,151,032	84,408,437
Repurchase and cancellation of own shares		-	(2,291,295)
Stock options exercised	17	41,999	170,665
Balance, end of period		82,193,031	82,287,807

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2026	Sept. 30, 2025
Balance, beginning of period	1,125,109	1,135,500
Repurchase and cancellation of own shares	-	(25,384)
Cash consideration of stock options exercised	1,308	4,877
Ascribed value credited to share capital on stock options exercised, net of tax	458	860
Net settlement of RSUs and PSUs, net of tax	7,942	9,349
Balance, end of period	1,134,817	1,125,202

Pursuant to the normal course issuer bid (“NCIB”) which began on November 4, 2025 and ends on November 3, 2026, the Company is authorized to repurchase for cancellation up to a maximum of 7,667,696 of its common shares under certain conditions. As at September 30, 2026, and since the inception of this NCIB, the Company has repurchased and cancelled no shares.

During the nine months ended September 30, 2026, the Company repurchased no common shares relating to the current NCIB. During the nine months ended September 30, 2025, the Company repurchased 2,291,295 common shares at a weighted average price of $90.98 per share for a total purchase price of $208.5 million relating to the NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of nil (2025– $187.3 million) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Net income	105,714	84,689	285,174	238,901
Issued common shares, beginning of period	82,193,031	83,022,264	82,151,032	84,408,437
Effect of stock options exercised	-	1,959	31,433	103,847
Effect of repurchase of own shares	-	(500,467)	-	(1,131,432)
Weighted average number of common shares	82,193,031	82,523,756	82,182,465	83,380,852

Earnings per share – basic (in dollars)	1.29	1.03	3.47	2.87

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Net income	105,714	84,689	285,174	238,901
Weighted average number of common shares	82,193,031	82,523,756	82,182,465	83,380,852
Dilutive effect:
Stock options, restricted share units
and performance share units	226,958	222,732	255,555	287,822
Weighted average number of diluted common shares	82,419,989	82,746,488	82,438,020	83,668,674

Earnings per share - diluted (in dollars)	1.28	1.02	3.46	2.86

As at September 30, 2026, no stock options were excluded from the calculation of diluted earnings per share (September 30, 2025 – 122,183) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2026		Sept. 30, 2025		Sept. 30, 2026		Sept. 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	12	40.41	114	32.90	54	34.12	278	31.44
Exercised	-	-	(7)	33.19	(42)	32.32	(171)	30.54
Balance, end of period	12	40.41	107	32.88	12	40.41	107	32.88
Options exercisable, end of period					12	40.41	107	32.88

The following table summarizes information about stock options outstanding and exercisable at September 30, 2026:

(in thousands of options and in dollars)	Options outstanding and exercisable
Weighted
average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
40.41	12	0.8

Of the options outstanding at September 30, 2026, a total of 12,000 (December 31, 2025 – 48,570) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2026 was $121.27 (2025 – $89.98).

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

No stock options were granted during 2026 and 2025 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award (except for the April 30, 2025 grant which vested on the first anniversary of the award). The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 73,276 RSUs under the Company’s equity incentive plan of which 46,179 were granted to key management personnel. The fair value of the RSUs granted was $120.84 per unit.

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs granted was $129.66 per unit.

On April 30, 2025, the Company granted a total of 31,328 RSUs under the Company’s equity incentive plan of which 27,917 were granted to key management personnel. The RSUs vested on April 30, 2026. The fair value of the RSUs granted was $81.03 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2026		Sept. 30, 2025		Sept. 30, 2026		Sept. 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	181	127.54	192	119.11	193	119.05	158	115.34
Granted	-	-	-	-	73	120.84	93	113.45
Reinvested	1	126.99	1	119.00	3	125.19	2	122.71
Settled	-	-	-	-	(87)	103.01	(58)	99.84
Forfeited	(1)	124.96	(1)	129.58	(1)	124.96	(3)	123.99
Balance, end of period	181	127.55	192	119.05	181	127.55	192	119.05

The following table summarizes information about RSUs outstanding as at September 30, 2026:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
135.00	45	0.4
129.66	62	1.4
120.84	74	2.4
	181	1.6

The weighted average share price at the date of settlement of the RSUs vested in nine months ended September 30, 2026 was $125.49 (September 30, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $7.5 million (September 30, 2025 – $5.8 million), was charged to retained earnings as share repurchase premium.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

In the three and nine months ended September 30, 2026, the Group recognized, as a result of RSUs, a compensation expense of $1.9 million and $6.3 million respectively (September 30, 2025 - $2.3 million and $6.2 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2026, a total of 118,421 (December 31, 2025 – 133,103) are held by key management personnel.

Performance share units

The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 68,957 PSUs under the Company’s equity incentive plan of which 41,860 were granted to key management personnel. The fair value of the PSUs granted was $138.97 per unit as at grant date.

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs granted was $134.85 per unit as at grant date.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2026		Sept. 30, 2025		Sept. 30, 2026		Sept. 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	173	141.47	157	140.52	157	140.35	155	127.72
Granted	-	-	-	-	69	138.97	58	135.51
Reinvested	1	142.10	1	141.27	3	141.74	3	137.03
Settled	-	-	-	-	(46)	135.15	(71)	100.52
(Decreased) added due to performance conditions	-	-	-	-	(8)	135.15	14	100.43
Forfeited	(1)	140.66	(2)	135.97	(2)	137.75	(3)	135.35
Balance, end of period	173	141.48	156	140.58	173	141.48	156	140.58

The following table summarizes information about PSUs outstanding as at September 30, 2026:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
156.17	45	0.4
134.85	58	1.4
138.97	70	2.4
	173	1.5

The weighted average share price at the date of settlement of the PSUs vested in nine months ended September 30, 2026 was $116.26 (September 30, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $1.6 million, was charged to retained earnings as share repurchase premium (September 30, 2025 – $8.6 million).

In the three and nine months ended September 30, 2026, the Group recognized, as a result of PSUs, a compensation expense of $2.0 million and $6.1 million respectively (September 30, 2025 - $1.7 million and $5.1 million) with a corresponding increase to contributed surplus.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

Of the PSUs outstanding at September 30, 2026, a total of 110,286 (December 31, 2025 – 101,635) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Independent contractors	804,402	661,512	2,286,788	2,032,940
Vehicle operation expenses	368,845	299,700	1,064,448	914,619
	1,173,247	961,212	3,351,236	2,947,559

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Interest expense on long-term debt and amortization
of deferred financing fees	28,098	30,040	86,955	90,581
Interest expense on lease liabilities	6,743	6,759	20,873	19,869
Interest income	(1,911)	(518)	(5,386)	(1,051)
Net change in fair value and accretion expense
of contingent consideration	2,925	20	8,383	41
Net foreign exchange loss	488	1,361	2,698	922
Other financial expenses	3,783	3,923	10,966	11,156
Net finance costs	40,126	41,585	124,489	121,518
Presented as:
Finance income	(1,911)	(518)	(5,386)	(1,051)
Finance costs	42,037	42,103	129,875	122,569

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Current tax expense
Current period	30,167	3,378	115,195	67,158
Adjustment for prior periods	(1,297)	1,491	(1,297)	2,085
	28,870	4,869	113,898	69,243
Deferred tax expense (recovery)
Origination and reversal of temporary differences	3,109	23,925	(27,570)	10,209
Variation in tax rate	679	(158)	(545)	(899)
Adjustment for prior periods	1,469	(1,596)	1,475	(850)
	5,257	22,171	(26,640)	8,460
Income tax expense	34,127	27,040	87,258	77,703

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2026 AND 2025 (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2026		Sept. 30, 2025		Sept. 30, 2026		Sept. 30, 2025
Income before income tax		139,841		111,729		372,432		316,604
Income tax using the Company’s
statutory tax rate	26.5%	37,058	26.5%	29,608	26.5%	98,694	26.5%	83,900

Increase (decrease) resulting from:
Rate differential between
jurisdictions	-0.1%	(177)	0.1%	75	0.0%	(15)	0.2%	788
Variation in tax rate	0.5%	679	-0.1%	(158)	-0.1%	(545)	-0.3%	(899)
Non deductible expenses	1.6%	2,256	1.0%	1,166	1.6%	5,937	1.2%	3,718
Tax deductions and tax
exempt income	-4.2%	(5,922)	-3.4%	(3,816)	-4.7%	(17,546)	-3.8%	(12,072)
Adjustment for prior periods	0.1%	172	-0.1%	(105)	0.0%	178	0.4%	1,235
Multi-jurisdiction tax	0.0%	61	0.2%	270	0.1%	555	0.3%	1,033
	24.4%	34,127	24.2%	27,040	23.4%	87,258	24.5%	77,703

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at September 30, 2026, the Group had $134.8 million of outstanding letters of credit (December 31, 2025 - $140.9 million).

c)
Other commitments

As at September 30, 2026, the Group had $174.1 million of purchase commitments (December 31, 2025 – $18.8 million) and $41.8 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2025 – $2.5 million).

22.
Subsequent events

Between October 1, 2026 and October 29, 2026, the Company repurchased 392,053 common shares at a price ranging from $112.63 to $121.00 for a total purchase price of $45.6 million.

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